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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: Expires: Estimated average burden hours per response	3235-0058 May 15, 2025 2.50
FORM 12b-25	SEC FILE NUMBER 0-27408
NOTIFICATION OF LATE FILING	CUSIP NUMBER 784933 10 3

(Check one):	☐Form 10-K	☐Form 20-F	☐Form 11-K	☒Form 10-Q	☐Form 10-D	☐Form N-SAR
☐Form N-CSR

For Period Ended:	March 31, 2025
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I — REGISTRANT INFORMATION

SPAR Group, Inc.

Full Name of Registrant

Former Name if Applicable

1910 Opdyke Court

Address of Principal Executive Office (Street and Number)

Auburn Hills, MI 48326

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (01-19)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

The delay is primarily attributable to: (i) the ongoing work to finalize the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, which has constrained the personnel and time available for the quarterly close; and (ii) the additional closing activities associated with the Company’s recent conversion to a new enterprise-resource-planning (ERP) system.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notiﬁcation

Antonio Calisto Pato	248	364-7727
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).

Yes ☐     No ☒

Annual Report on Form10-K for the fiscal year ending December 31, 2024, which Registrant expects to file this week.

(3)

Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒     No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

When the Company completes the preparation of its condensed consolidated financial statements to be included in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, the Company expects that its results of operations for the quarter ended March 31, 2025 will reflect the following significant changes in comparison to the quarter ended March 31, 2024, all primarily driven by the sale of all international joint ventures during various times throughout fiscal year 2024:

For the quarter ended March 31, 2025, the Company expects to report (i) consolidated net revenues of approximately $34.0 million, as compared to approximately $68.7 million for the quarter ended March 31, 2024, (ii) cost of revenues of approximately $27.2 million, as compared to approximately $56.1 million for the quarter ended March 31, 2024 and (iii) gross profit of approximately $6.8 million, as compared to approximately $12.5 million for the quarter ended March 31, 2024.

The information above is preliminary and subject to change and does not present all information necessary for an understanding of the Company’s results of operations for the quarter ended March 31, 2025. The Company’s actual results may differ from the preliminary estimates above and are subject to the completion of the review by the Company’s independent registered public accounting firm.

Cautionary Statement Concerning Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 (“Form 12b-25”) contains “forward-looking statements” within the meaning of the U.S. securities laws, including Section 21E of the Securities Exchange Act of 1934, as amended. Readers can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Words such as “may,” “will,” “expect,” “intend,” “believe,” “estimate,” “anticipate,” “continue,” “plan,” “project,” or the negative of these terms or other similar expressions also identify forward-looking statements.

Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, the following:

●	potential errors made in calculating the preliminary financial statement information for the quarter ended March 31, 2025;

●	adjustments that may arise in connection with the quarter-end financial close process for the quarter ended March 31, 2025;

●	delay in the quarter financial close process; and

●

such other factors as discussed throughout the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, as well as other documents the Company files with the Securities and Exchange Commission.

The forward-looking statements made by us in this Form 12b-25 are based only on information currently available to us and speak only as of the date hereof. Except as required by applicable law, we do not intend, and assume no obligation, to update any forward-looking statements.

SPAR Group, Inc.

(Name of Registrant as Speciﬁed in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2025	By	/s/ Antonio Calisto Pato
		Name:	Antonio Calisto Pato
		Title:	Chief Financial Officer, Treasurer
and Secretary (Principal Financial and
Accounting Officer)

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